TPEG SECURITIES, LLC

Financial Statements and Supplementary Information
For the Year Ended December 31, 2022
With
Report of Independent Registered Public
Accounting Firm

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TPEG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TPEG Securities, LLC as of December 31, 2022, the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of TPEG Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of TPEG Securities, LLC's management. Our responsibility is to express an opinion on TPEG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TPEG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TPEG Securities, LLC's financial statements. The supplemental information is the responsibility of TPEG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mod. PLLC

We have served as TPEG Securities, LLC's auditor since 2016.

Fort Worth, Texas
February 27, 2023

TPEG Securities, LLC
Statement of Financial Condition
December 31,2022

<u>ASSETS</u>

Current Assets

Cash and cash equivalents	$	498,110	
Prepaid expenses		34,524	
Total current assets			$ **532,634**
Total Assets			$ **532,634**

<u>LIABILITIES AND MEMBERS' CAPITAL</u>

Current Liabilities

Accounts payable	$	4,120	
Accrued franchise tax		109,587	
Total current liabilities			$ **113,707**
Total long-term liabilities			-
Total Liabilities			**113,707**
Members' Capital			**418,927**
Total Liabilities and Members' Capital			$ **532,634**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Operations
For The Year Ended December 31, 2022

Revenue		
Private placement offerings	$ 49,718,947	
Regulatory fees	-	
Total Revenue		$ **49,718,947**
Expenses		
Employee compensation and benefits	27,445,291	
General operating expenses	22,566,596	
Occupancy and equipment	24,720	
Regulatory and clearance	130,597	
Technology and communication	6,000	
Total Expenses		**50,173,204**
(Loss) Before the Provisions for Income Taxes		**(454,257)**
Provision for Income Taxes		
State	109,521	
		109,521
Net (Loss)		$ **(563,778)**

The accompanying notes are an integral part of these financial statements.


TPEG Securities, LLC
Statement of Changes in Members' Capital
For The Year Ended December 31, 2022


Beginning Capital	$	1,472,705
Distributions		(490,000)
Net (loss) for the year ended December 31, 2022		(563,778)
Ending Capital	**$**	**418,927**


The accompanying notes are an integral part of these financial statements.


TPEG Securities, LLC
Statement of Cash Flows
For The Year Ended December 31, 2022

Cash Flows from Operating Activities

Net (loss)		$	**(563,778)**
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in operating assets and liabilities			
Prepaid expenses	$ (13,290)		
Accounts payable	(1,440,932)		
Accrued franchise taxes	54,672		
Total adjustments			(1,399,550)
Net cash (used in) operating activities			**(1,963,328)**
Cash Flow From Financing Activities			
Distributions	(490,000)		
Net cash (used in) financing activities			**(490,000)**
Net Decrease in Cash			**(2,453,328)**
Cash and cash equivalents at beginning of year			**2,951,438**
Cash and cash equivalents at end of year		$	**498,110**

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for

Interest	$	-
Taxes		**54,849**
Total	$	**54,849**

The accompanying notes are an integral part of these financial statements.

Note 1: Description of Business

TPEG Securities, LLC (the "Company") is limited liability company organized in the State of Texas on October 15, 2007. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as an advisor for certain private placement offerings and does not carry customer accounts, hold customer funds or securities, or introduce accounts on a fully disclosed basis to a clearing firm.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash or cash equivalents. The Company maintains cash deposits with federally insured financial institutions that may, at times, exceed federally insured limits. The Company has not incurred any losses from such accounts, and management considers the risk to be minimal.

Note 3: Revenue Recognition

Revenue from contracts with customers consists entirely of private placement offerings income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 3: Revenue Recognition (Continued)

The Company earns revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, upon the Company reaching the minimum subscription requirement of such offerings. Revenue is recognized on a settlement basis as this is the date that services are rendered, and the performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2022.

Note 4: Related Party Transactions

The Company has an expense sharing agreement with Trinity Private Equity Group, LLC ("TPEG"), a business owned and operated by the principal members of the Company. The sharing agreement calls for monthly payments of $3,060. Total amount paid during the year ended December 31, 2022 was $36,720.

For each deal that closes, the Company pays a transaction fee on the total commissionable raised to TPEG. Total amount paid during the year ended December 31, 2022 totaled $22,342,680.

Commissions are paid to the principal members of the Company on the total amount they raise for each deal. During the year December 31, 2022, total commissions paid to the principal members were $16,611,110.

The principal members of the Company are partners in various LLCs that purchase real estate for which the Company receives its private placement offerings income. During the year ending December 31, 2022, total amount invested by the principal members was approximately $46.7M

Note 5: Net Capital Requirements

The Company is subject to the net capital requirements of rule 1Sc3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness. As of December 31, 2022, the Company had net capital, as defined, of $384,403 which exceeded the required minimum net capital by $376,823. Aggregate indebtedness at December 31, 2022 totaled $113,707 and the ratio of aggregate indebtedness to net capital was 29.58%.

Note 6: Income Taxes

The Company is organized as a Texas limited liability company. The profits and losses of the Company flow through to the members and will be taxed at the individual level rather than the Company level; therefore, no provision or liability for federal income taxes has been included in the consolidated financial statements. The Company is subject to state income taxes.

Note 6: Income Taxes (Continued)

The Company applies ASC 740-10, Income Taxes, in establishing standards for accounting for uncertain tax positions. The Company evaluates uncertain tax positions with the presumption of audit detection and applies a "more likely than not" standard to evaluate the recognition of tax benefits or provisions. ASC 740-10 applies a two-step process to determine the amount of tax benefits or provisions to record in the financial statements. First, the Company determines whether any amount may be recognized and then determines how much of a tax benefit or provision should be recognized. As of December 31, 2022, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2019 or subject to Texas franchise tax examinations for years before 2016.

Note 7: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2022.

Note 8: Subsequent Events

Management has evaluated subsequent events through February 27, 2023, the date the financial statements were available to be issued. There were no events noted that came to the attention of management that would require adjustments to or disclosure in the financial statements.

TPEG Securities, LLC
Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 of the Securities and Exchange Commission
As Of December 31, 2022

<u>**Computation of Net Capital:**</u>

Total stockholders' equity	$ 418,927	
Add: subordinated liabilities	-	
Total capital and allowable subordinated liabilities		$ 418,927
Deductions and/or charges:		
Non-allowable assets		(34,524)
Net capital before haircuts on securities positions		384,403
Haircut on securities		-
Net Capital		$ 384,403

<u>**Computation of Basic Net Capital Requirement**</u>

Minimum net capital required - 6.67% of aggregate indebtedness	$ 7,580
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 7,580
Excess net capital	$ 376,823
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 373,032

See independent auditor's report on supplemental schedule.

TPEG Securities, LLC
Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Continued)
As Of December 31, 2022

Computation of Aggregate Indebtedness

Total liabilities	$	113,707
Less: exclusions		-
Aggregated Indebtedness	$	113,707
Percentage of aggregate indebtedness to net capital		29.58%

Reconciliation with Company's Allowable Net Capital

Net capital, as reported in Company's unaudited Focus Report	$	384,403
Audit adjustments		-
Adjusted net capital	$	384,403

There is no material difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2022.

See independent auditor's report on supplemental schedule.

TPEG Securities, LLC
Schedules II and III
December 31, 2022

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to advisory services for certain private placement offerings.

Schedule III – Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to advisory services for certain private placement offerings.



MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TPEG Securities, LLC

We have reviewed management's statements, included in the accompanying TPEG Securities, LLC Exemption Report, in which (1) TPEG Securities, LLC (the "Company") stated that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) advisor for certain private placement offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch, PLLC

Fort Worth, Texas
February 27, 2023

600 TEXAS STREET, 1ST FLOOR
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501





TRINITY INVESTORS

TPEG Securities, LLC Exemption Report

TPEG Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) advisor for certain private placement offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TPEG Securities, LLC

I, Daniel S. Meader, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

____

Dan Meader
Managing Member

February 27, 2023

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of TPEG Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by TPEG Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of TPEG Securities, LLC for the year ended December 31, 2022, solely to assist you and SIPC in evaluating TPEG Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TPEG Securities, LLC's management is responsible for TPEG Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 or the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

600 TEXAS STREET, 1ST FLOOR
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fort Worth, Texas
February 27, 2023